UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Finlete Funding, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> December 19, 2023

Physical address of issuer
100 Park Plaza, Unit 318, San Diego, CA 92101

Current number of employees
1

	Most recent fiscal year-end (2025)	**Prior fiscal year-end (2024)**
Total Assets	$206,439.00	$188,387.00
Cash & Cash Equivalents	$8,631.00	$20,503.00
Accounts Receivable	$5,298.00	$0.00
Short-term Debt	$70,362.00	$30,194.00
Long-term Debt	$136,077.00	158,193.00
Revenues/Sales	$12,811.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($316,131.00)	$0.00

FORM C-AR

Finlete Funding, Inc.
100 Park Plaza, Unit 318, San Diego, CA 92101



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Finlete Funding, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.finlete.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Finlete Funding, Inc. (the "Company") is a Delaware Corporation, formed on December 19, 2023. The Company is located at 100 Park Plaza, Unit 318, San Diego, CA 92101. The Company's website is www.finlete.com. The information available on or through our website is not a part of this Form C-AR.

The Business. Finlete Funding, Inc. ("Finlete Funding," "Company," "we" and "our"), is an operating subsidiary of Finlete, Inc. that enters into agreements with promising professional athletes in which Finlete Funding will provide upfront funding and help promote that athlete's personal brand in exchange for a percentage of future revenues generated by the athlete (each a "Athlete Agreement"). Finlete Funding then allows investors to participate in the performance of those agreements through specifically designated classes of preferred stock. These investments are made available through securities offerings that are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

RISK FACTORS

Risks Related to the Company's Limited Operating History, Financial Position and Capital Needs

We have a very limited operating history, which may make it difficult for investors to evaluate the success of our business to date and to assess our future viability. Our business model also requires us to make substantial upfront payments to athletes in exchange for rights to future payments. Our operations to date have been limited to organizing and staffing our company, evaluating, targeting, and accessing athletes that meet our criteria, negotiating the acquisition of rights associated with those athletes, engaging in marketing campaigns for the offering of these shares and managing our potential Athlete Agreements. Our first Regulation CF offering was launched in 2024. We had eleven (11) active Athlete Agreements as of 12/31/25 and we have entered into another two (2) thus far in 2026. We intend to enter into additional Athlete Agreements in the future with other contract parties and are actively pursuing these Athlete Agreements. We have no history to demonstrate, and we can make no assurances, that our business model will be successful, or whether any of our Athlete Agreements will be profitable. Consequently, it will be difficult for anyone to predict our future success, performance, or viability, and more difficult than it would be if we had a longer operating history and/or

5

successful Athlete Agreements to judge the viability of our business model. Any such predictions may not be accurate or reliable.

We have incurred losses since our inception and anticipate that we will continue to incur losses in the future. We are currently in a start-up phase and therefore have a very limited operating history. Investment in our company is highly speculative because it entails substantial upfront cost and significant risk that we may never become commercially viable. Our parent, Finlete, Inc. ("Parent"), has incurred expenses from which we have benefited. Our Parent is not obligated to continue to incur expenses on our behalf or lend us any funds and we expect that we will incur significant expenses related to our ongoing operations. We expect to continue to incur losses for the foreseeable future as we continue evaluating, targeting, and accessing athletes, negotiating the terms of Athlete Agreements that meet our criteria, and developing the infrastructure necessary to support our operations to enhance the value of those athletes. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, the rate at which we are able to enter into Athlete Agreements that meet our criteria and the ability of those Athlete Agreements to generate income and cash flow. Even if our Athlete Agreements generate cash flows, they may not produce payments quickly enough to cover our expenses. If any athletes with whom we have or may contract in the future, fail to make payments in amounts we expect, or at all, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our expected future losses will have an adverse effect on our stockholders' equity and working capital.

Our Auditor issued a "going concern" note in the 2023, 2024, and 2025 audited financials. Finlete Funding will likely realize losses prior to generating positive working capital for an unknown period of time. The Company may not generate sufficient future cash flows to sustain its business, and there can be no assurance that the Company will be able to find sufficient demand for its services. If there is limited market acceptance for the Company's services, then its future cash flows will be negatively impacted.

Our principal source of cash flows for the foreseeable future will be derived from our Athlete Agreements. There are a number of risks relating to Athlete Agreements. If any of these risks occur it could have a material and adverse impact on our business, financial condition, and results of operations.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all. Our success depends largely upon the continued services of our executive officers and other key personnel, particularly George Robert Connolly, our Chief Executive Officer. Our executive officers or key employees could terminate their employment with Finlete Funding and/or our Parent at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

The Company could be subject to political, economic, climate and force majeure risks. Finlete Funding is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the sports industry. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labor legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics/pandemics, demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

We may not have sufficient insurance coverage and an interruption of our business or loss of a key member of our personnel or athlete due to injury or death could have a material adverse effect on our financial condition and operations. We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability claims. If such events were to occur, our business, financial performance and financial position may be materially and adversely affected.

We could become involved in claims or litigations that may result in adverse outcomes. From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management's attention and resources from other matters

Risks Related to the Athlete Agreements

We have very limited experience managing Athlete Agreements and we have very limited historical performance data about our Athlete Agreements. We had not signed any Athlete Agreements until 2024. Due to our limited experience with Athlete Agreements, we have limited historical performance data regarding our ability to generate cash receipts from the management of Athlete Agreements and the likelihood of long-term performance of the athlete, or our ability to aid athletes in enhancing their personal brand reach and brand value. We may change how we estimate the value of future Athlete Agreements, and investors who invest early may not benefit from the experience that we gain from our early Athlete Agreements.

Our cash received under our Athlete Agreements will depend upon the continued satisfactory performance of the related athlete, and we do not have any rights to require the athlete to take any significant actions to attract or maintain or otherwise generate income. Some or all of the income that an athlete is expected to generate is contingent on continued satisfactory performance and is not guaranteed. Although we structure our Athlete Agreements so that the athlete maintains the substantial majority of future income earned as an athlete to help ensure that the athlete will maintain incentives to continue to generate income from professional athletics, we can provide no assurances that the athlete will do so. While our Athlete Agreements requires a certain number of virtual meetings and autograph signings, an athlete may retire from being a professional athlete, at any time and for any reason, or may suffer a career ending injury. An athlete has no obligation to take any actions to generate income and may choose not to do anything to generate income. Our current Athlete Agreement contains, and future Athlete Agreements will contain no restriction on the ability of an athlete to change professions or earn money in unrelated fields, and such income may not be subject to the athlete payments under the Athlete Agreement. In any of these events, we may lose some or all of the potential income associated with Athlete Agreements.

Our athletes will not be affiliates, directors, officers or employees of our Company and will not owe fiduciary duties to us or any of our stockholders. Our athletes will not have obligations to enhance the value of their personal brand or disclose information to our stockholders. Events in an athlete's personal life, including relationships with spouse, family, friends, etc. could have a significant impact on an athlete's performance in their occupation. An athlete is and/or will be under no obligation to disclose any personal matters to the holders of shares of our stocks. In addition, an athlete has no obligation to enhance the value of their personal brand. For example, a contract party in the MLB may agree to a salary reduction to assist their team in staying within the league salary cap, to be on a more competitive team, or to stay with a specific team, all of which may have the effect of reducing potential income and conflict with stockholders' interests in maximizing income. Since an athlete's obligations under an Athlete Agreement are solely limited to obligations owed to the Company, the holders of shares of our stock have no contractual right to enforce such obligations against such athlete. Furthermore, since an athlete is and/or will not be a director or an officer of the Company, such athlete owes no fiduciary obligations to the holders of shares of our stock. As a result, our stockholders will have no recourse directly against an athlete, either under their respective Athlete Agreement or under the securities or corporate laws.

An athlete may become subject to injury, illness, medical condition or death, or could be subject to public scandal or other repetitional harm. Our focus for the foreseeable future is to enter into Athlete Agreements with promising athletes who have the potential to play professional sports. There is a high risk of injury in many professional sports. Nevertheless, we do not and do not intend to maintain any insurance against the loss of Athlete Payments as a result of injury, illness, medical condition, or death of the athlete. Therefore, if an athlete becomes injured or sustains a serious illness or other adverse medical condition in the course of their professional career or otherwise, or dies, the Athlete Payments, would likely be dramatically less than we anticipate, or may cease completely. Any harm to the public reputation of an athlete, or association of the athlete's name with a public scandal, may reduce the athlete's ability to participate in professional athletics, reducing the potential for Athlete Payments.

Our Athlete Agreements are not secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against athletes in the event of any default. The payments under an Athlete Agreement will be unsecured obligations of the athlete and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority. Therefore, we will be limited in our ability to collect any payments that may be owed to us under an Athlete Agreement if those amounts are not paid.

If the athlete defaults under the Athlete Agreement, there can be no assurances that the athlete will have adequate resources, if any, to satisfy any obligations to us under the Athlete Agreement.

An economic downturn and adverse economic conditions may harm an athlete's earning potential. Economic downturns and adverse economic conditions may negatively affect the earnings of an athlete. For example, the MLB market salary cap is dependent upon the revenues the MLB receives, and an economic downturn could result in a stagnant or declining salary cap.

The amount of money generated by Athlete Agreements with an athlete is substantially dependent upon the athlete's ability to become contracted and play out his athlete contract. The opportunity to receive dividends from an investment in shares will depend in large part upon the ability of an athlete to generate significant future income from professional sports. However, in many cases, the amount of return under an athlete contract is not guaranteed. If an athlete does not enter into high-value athlete contracts, or cannot complete the terms of the athlete contract, there is no guarantee that the Athlete Agreement will result in positive cash flow.

An athlete could cease playing professional sports at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional leagues. We expect that a significant portion of the revenue we expect to receive from an athlete will come from future professional athlete contracts. However, an athlete could cease playing professional athletics at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional league. If any of these were to occur, an athlete would not receive amounts under their existing athlete contract and may not be able to secure future playing contracts.

Athletes could be negatively affected by a work stoppage. If the professional league experiences a work stoppage, then the earnings of an athlete in such professional sports organization will be adversely affected. If either a strike or a lockout occurs during a playing season, an athlete's pay may be suspended. An athlete's earnings are heavily dependent on their professional salary and would be negatively affected by any such work stoppage. This would have a negative impact on the payments we receive under Athlete Agreements. We can give no assurances that such work stoppages will not occur.

In general, we have limited historical data upon which to base our valuation and projections of an athlete's future earnings potential. Nine (9) out of the thirteen (13) Athletes we have signed have not yet been promoted to a major league sport, and although four (4) of the Athlete have spent time on a major league sport roster, there is no guarantee they will have successful or lucrative careers, and additional prospective athletes may not yet have been promoted to major league sports. Although they may currently play professionally in minor leagues, their past performance may not be inductive of their future performance in the major leagues. As a result, we have limited historical data upon which to build our analysis and valuation of the future professional sports earnings.

It is difficult to estimate with precision the projected future earnings of an athlete because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment. Because the length of an athlete's playing career is uncertain, we make certain estimates to predict an athlete's career length. Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of an athlete in his professional sport activities. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in our shares.

Future negative publicity could harm an athlete's reputation and impair the value of his personal brand. The return on your investment depends on the value and strength of the personal brand and reputation of the athletes as well as the financial success of Finlete Funding as a whole. Unfavorable publicity regarding an athlete's professional performance or his behavior off the field could negatively affect his brand and reputation. Any negative publicity regarding an athlete's on-field performance or off-the-field behavior or otherwise could damage his reputation and impair the value of his brand.

Leonardo Bernal's potential future MLB athlete contract is a significant portion of the future cash we would receive under the Bernal Agreement; Echedry Vargas's potential future MLB athlete contract is a significant portion of the future cash we would receive under the Vargas Agreement. Much of the future cash expected to be received under the Bernal Agreement and Vargas Agreement, respectively, is tied to Leonardo Bernal and Echedry Vargas's prospects of a professional baseball career and their future MLB athlete contracts. Further all of the cash that you would receive as distributions from the shares of Preferred Stock would be tied to an MLB contract or contracts at the other professional baseball leagues. We cannot guarantee that Bernal or Vargas will be able to enter into a professional baseball athlete contract. We estimate Bernal will be in contention for an MLB roster spot by the end of the 2026 MLB season. We estimate Vargas will be in contention for an MLB roster spot by the end of the 2027 MLB season. These estimates are based on their current development pace, performance in the minors, assessment of their potential, and comparison to similar athletes. Upon making their MLB debuts, they would earn at least the MLB minimum salary, which is set to be $780,000 in 2026. This figure is determined by the MLB Collective Bargaining Agreement and is subject to annual changes. They would then become eligible for a higher salary after accruing three (3) years of MLB service time. The MLB arbitration process allows athletes with more than three (3) but less than six (6) years of service time to negotiate their annual salaries with their team based on the salaries of other athletes with comparable service time and performance, among other factors. Athletes typically go through three (3) years of arbitration before reaching free agency. After the arbitration years, athletes become free agents, which means they are free to negotiate a new contract with any MLB team for any amount and any duration. The MLB contracts that Bernal and Vargas may secure in the future, starting with the minimum salary and moving through arbitration years, form a critical component of the future cash flow from their respective Athlete Agreements with Finlete Funding. While the nature of the sport means there are inherent uncertainties, the structure of MLB salaries and contracts provides a reasonably reliable foundation for estimating cash flow. Our projections are based on current data and will be adjusted over time.

Any revenue received from the Athlete Agreements will be subject to the performance and health of the Athletes as well as the risks related to Athlete Agreements in general. Future payments from the Athlete Agreements are subject to risks, including:

- The profitability of the Athlete Agreements is substantially dependent upon the Athletes entering into a high-value MLB contracts. If the Athletes do enter into high-value MLB contracts, there is no guarantee that there will be any payments of PBE and therefore any distributions related to your investment.
- We have very limited experience managing Athlete Agreements and we have very limited historical performance data about our Athlete Agreements.
- Cash received under the Athlete Agreements will depend upon the continued satisfactory performance of the Athletes, and we do not have any rights to require them to take any actions to attract or maintain or otherwise generate PBE.
- The Athletes are not affiliates, directors, officers, or employees of our company and owe no fiduciary duties to us or any of our stockholders. The Athletes have no obligation to enhance the value of their personal brand or disclose information to our stockholders.
- PBE may decrease due to factors outside the control of the Athletes, such as an injury, illness, medical condition or his death, or due to other factors such as public scandal or other reputational harm.
- The Athlete Agreements are not insured or secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against the Athletes in the event of any default.
- The financial and other information that we obtained and/or will obtain from the Athletes or other third parties may be inaccurate and may not accurately reflect his true financial position, and the risk of default on the Athlete Agreements may be significant and may be higher than we anticipate.
- Our due diligence procedures may not reveal all relevant information regarding the Athletes and may result in an inaccurate assessment of the projected value of their personal brand.
- An economic downturn and adverse economic conditions may harm the Athletes' earning potential.
- The amount of money generated by the Athlete Agreements is substantially dependent upon the Athletes' ability to become contracted by MLB and play out their contracts.
- PBE may be reduced by work stoppage.
- There could be a decline in the popularity of the professional sports organization in which the Athletes may play, or they may never achieve that popularity or market acceptance that we have projected.
- We have limited data upon which to base our valuation and projections of the Athletes' future earnings potential.
- It is difficult to estimate with precision the projected future earnings of the Athletes because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it

is difficult to predict an accurate return on investment or rate of return on your investment.

- Future negative publicity of the Athletes could harm their reputation and impair the value of their brand.

The occurrence of any of the above my limit payments received under the Athlete Agreements and/or payments received as PBE, which would mean that you may not receive any distributions related to your ownership of the shares of any Preferred Stock of Finlete Funding, Inc.

Risks Relating to our Corporate Structure

A specified portion of the potential payments associated with the Athlete Agreements will be attributed to our common stock rather than the respective preferred stock. Therefore, your shares will only partially reflect the economic performance of the Athlete Agreement. The shares of preferred stock only track part of the underlying agreement. For instance, the Leonardo Bernal Preferred Stock is only entitled to receive 90% of the PBE that is received by the Company and adjusted for tax payments, and the remaining 10% of the PBE under the Bernal Agreement will be attributed to our common stock. Similarly, in the future when we issue additional preferred stock, we intend to attribute a portion of the PBE under the associated Athlete Agreements to the common stock as well as limit which revenues stemming from the contract will inure to the benefit of the holders of preferred stocks. Therefore, each of series of our preferred stock will only partially reflect the economic performance of the associated Athlete Agreement and other assets and expenses of the associated preferred stock, even though we may use the proceeds of our preferred stock offerings to fund the full purchase price of the associated Athlete Agreement. In addition, an investment in any of our preferred stocks would not represent an ownership interest in any related Athlete Agreement.

Our preferred stock is exposed to additional risks associated with the Company as a whole, including any individual preferred stock that exists at the time of any investment or that we may establish and issue in the future. Investors can only receive dividends to the extent our Company can legally pay dividends under Delaware law. For instance, if there is revenue from an Athlete Agreement but the rest of the Company does poorly, we may be legally restricted from paying any distributions. Further, holders of shares in any of our preferred stock will not have any legal rights related to specific assets attributed to the associated preferred stock. Rather, Finlete Funding will retain legal title to all of its assets, including the Athlete Agreements, and, in any liquidation, holders of our preferred stock will be entitled to receive a proportionate share to any distributions to the extent there are available net assets available for distribution to stockholders after we satisfy our creditors, including creditors of any preferred stock other than a preferred stock in which you may invest.

We could be required to use assets attributed to one series of preferred stock to pay liabilities attributed to another series of preferred. The assets attributed to one preferred stock are potentially subject to the liabilities attributed to another preferred stock, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other preferred stock. No provision of our certificate of incorporation prevents us from satisfying liabilities of one preferred stock with assets of another preferred stock, and our creditors will not in any way be limited by our capital structure from proceeding against any assets they could have proceeded against if we did not have any preferred stocks. As a result, although we intend for the preferred stocks to received certain payments based on the performance of a particular Athlete Agreement, we cannot provide any guarantee that the preferred stock will be able to do so and will not be subject to a disproportionate share of the burden of any non-performing Athlete Agreements, whether or not included in the assets attributed to such preferred stock, and will not be attributed a disproportionate amount of our general liabilities, costs and expenses.

We can amend or terminate the Athlete Agreements without the vote of the holders of preferred stock. For instance, the parties to the Bernal Agreement, specifically Finlete Funding and Leonardo Bernal, can mutually agree to terminate and/or amend the Bernal Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

In the event of a liquidation of Finlete Funding, holders of any of our preferred stock will not have a priority with respect to the assets attributed to the associated preferred stock remaining for distribution to stockholders. Upon liquidation, dissolution, or winding up of Finlete Funding as a whole, holders of shares of preferred stock will be entitled to receive any payments owed to them under the series designation, after prior payments in full satisfaction of creditors. However, if the assets of Finlete Funding legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to all outstanding shares of preferred stock the full amount to which they would otherwise be entitled, then the assets available for distribution to the holders of preferred stock may be reduced depending on the future series designations.

Risks Related to the Securities

Our Parent has control over key decision-making as a result of its control over all of our common stock. Our Parent holds 100% of the voting power of our outstanding capital stock. Our common stock is entitled to one vote per share, whereas the preferred stock has no right to vote on matters presented to the stockholders for vote. Our Parent is entitled to vote its shares in its own interests, which may not always be in the interests of the holders of preferred stock.

Management has discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

Any valuation at this stage is difficult to assess. The price of all series of preferred stock was determined based on potential distributions of the stock, which is based on revenues from the respective Athlete Agreement as well as the overall performance of our Company. Such determination, especially for our first contract and for early-stage companies with no operating history, is difficult to assess, uncertain, and contains a high degree of risk. Investors should not invest if they disagree with the Company's estimated valuation.

The preferred stock will not be freely tradable until one year from the initial purchase date. Although the preferred stock may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the preferred stock. Because the preferred stock has not been registered under the Securities Act, or under the securities laws of any state or non-United States jurisdiction, the preferred stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the preferred stock may also adversely affect the price that you might be able to obtain for the preferred stock in a private sale. Investors in this offering should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The shares are a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase the Shares. The shares are highly risky and speculative. An investment in the shares is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the shares, you should not purchase the shares.

Credit card risk. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Noncompliance with laws and regulations may impair our ability to arrange or service the Athlete Agreements. Generally, failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect all or part of the payments under the Athlete Agreements and, in addition, could subject us to damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and may result in the Athletes attempting to rescind the Athlete Agreements. For example, if we were deemed to be an investment company under the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition, and results of operations. The Company could also become subject to regulatory fines and penalties, with investors having a right to rescind their investments.

If we were deemed an "investment company" under the Investment Company Act of 1940 (the "1940 Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. A company will generally be deemed to be an "investment company" for purposes of the 1940 Act if: (1) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in. the business of investing, reinvesting or trading in securities; or (2) it owns or proposes to acquire "investment securities", including investment contracts, having a value exceeding 40% of the value of its total assets. We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a company engaged in the business of generating income based on our responsibilities and the income of athletes under the Athlete Agreements. Furthermore, while certain revenue-sharing agreements may be deemed to be investment contracts, and thus securities, we do not believe that the Athlete Agreements would be deemed to be investment contracts. If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies the SEC may pursue, it may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission.

Future fundraising may affect the rights of investors. In order to fund operations, the Company plans to raise additional funds in the future, either by offering securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The certificate of incorporation and the subscription agreement have forum selection provisions that require that certain disputes be resolved in state or federal courts in the State of Delaware for the certificate of incorporation and the Southern District of the State of California for the subscription agreement regardless of convenience or cost to you, the investor. Section 21 of the Company's Certificate of Incorporation provides federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction. Further, in order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the Southern District of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, if the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business. Finlete Funding, Inc. ("Finlete Funding," "Company," "we" and "our"), is an operating subsidiary of Finlete, Inc. that enters into agreements with promising professional athletes in which Finlete Funding will provide upfront funding and help promote that athlete's personal brand in exchange for a percentage of future revenues generated by the athlete (each a "Athlete Agreement"). Finlete Funding then allows investors to participate in the performance of those agreements through specifically designated classes of preferred stock. These investments are made available through securities offerings that are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

Business Plan. Our goal is to help promising young athletes garner support and build a following while deepening fan engagement as we know it. Our belief is that every fan a young athlete gains through the Company will root for the athlete every step of the way in their career, creating a very special dynamic in which fans and athletes maintain a relationship for 10-20+ years and, hopefully, beyond. Through each step of the athlete's career, we plan to facilitate and monetize opportunities for fans who invest in our offerings to engage in various ways with athletes with whom we have Athlete Agreements. Finlete Funding operates by entering into Athlete Agreements with promising athletes. These agreements include material terms and obligations on the part of the athlete and Finlete Funding.

These terms include:
- The "Finlete Payment" in which Finlete Funding provides installment payments to the athlete over a specified period;
- The "Athlete Payment" in which the athlete pays a portion of the athlete's earnings in installment payments to Finlete Funding over the term of the Athlete Agreement;
- "Mandatory Appearances" by the athlete at virtual events sponsored by Finlete Funding;
- A grant of a "Non-exclusive License" to the athlete's name, image, likeness, voice, and personal background and history in order for Finlete Funding to promote the athlete;

- The "Percentage" of the athlete's future earnings subject to the agreement; and The "Term" of the agreement in years.

Under these terms, we plan to enhance the reach and value of the athlete's brand, thereby increasing the potential value of the athlete and the agreement. Historically, athletes have only entered into these types of agreements in exchange for payment from their future earnings with closed-door funds and/or companies. Together with our Parent, we intend to democratize access to these opportunities so that fans can become involved while enhancing brand value for athletes to a much greater extent than was previously possible. The result is that the Company is sharing the risks with the athlete that are associated with the variability and uncertainty of the athlete's potential future earnings. If an athlete does well and signs with a professional sports team, Finlete Funding will receive a percentage of the athlete's future earnings, which may be more than the funds Finlete Funding provided to the athlete. If the athlete does not secure a contract with a professional team, the Company may not receive any payments from the athlete.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors. The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: George Robert Connolly

All positions and offices held with the Company and date such position(s) was held with start and ending dates: CEO, December 2023 - Present Director, December 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates: George Robert Connolly is a seasoned entrepreneur based in San Diego, CA. He has served as Co-founder & CEO of Finlete, Inc. since the company's inception in January 2021. His career is marked by a robust sales background and a proven track record in founding and scaling startups to successful exits including AgentBuzz, which was acquired by OakParkCreative in September 2019 and HeroDogBox, which was acquired by GetPetBox in March 2014.

Education: Rob studied business administration and management at Western Governors University.

Officers. The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: George Robert Connolly

All positions and offices held with the Company and date such position(s) was held with start and ending dates: CEO, December 2023 - Present Director, December 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates: George Robert Connolly is a seasoned entrepreneur based in San Diego, CA. He has served as Co-founder & CEO of Finlete, Inc. since the company's inception in January 2021. His career is marked by a robust sales background and a proven track record in founding and scaling startups to successful exits including AgentBuzz, which was acquired by OakParkCreative in September 2019 and HeroDogBox, which was acquired by GetPetBox in March 2014.

Education: Rob studied business administration and management at Western Governors University.

Indemnification: Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees: The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization: The Company has issued the following outstanding Securities as of 12/31/25:

Type of Security	Common Stock
Amount Outstanding	10
Voting Rights	With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or Information.	None

Type of Security	Echedry Vargas Preferred Stock
Amount Outstanding	9,786
Voting Rights	None, other than as may be required by applicable law or as set forth below: The Corporation may not, and shall not, amend or repeal the Certificate of Designations of Preferences and Rights of Echedry Vargas Preferred Stock in any manner that would be material and adverse to the Holders without the prior written consent of Holders holding a majority of the Echedry Vargas Preferred Stock then issued and outstanding, in which vote each share of Echedry Vargas Preferred Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders, and any such act or transaction entered into without such vote or consent shall be null and void *ab initio*, and of no force or effect.
Anti-Dilution Rights	See above
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or Information.	None

Type of Security	Emmanuel Clase Preferred Stock
Amount Outstanding	28,471
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

Type of Security	Leonardo Bernal Preferred Stock
Amount Outstanding	40,518
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

Type of Security	Jhostynxon Garcia Preferred Stock
Amount Outstanding	74,789
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

Type of Security	Carlos Lagrange Preferred Stock
Amount Outstanding	0
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

Type of Security	Tirso Ornelas Preferred Stock
Amount Outstanding	0
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

Type of Security	Winston Santos Preferred Stock
Amount Outstanding	0
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

Type of Security	Emiliano Teodo Preferred Stock
Amount Outstanding	0
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

Type of Security	Luinder Avila Preferred Stock
Amount Outstanding	0
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

Type of Security	Yairo Padilla Preferred Stock
Amount Outstanding	0
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

Type of Security	Aroon Escobar Preferred Stock
Amount Outstanding	0
Voting Rights	Same as Echedry Vargas Preferred Stock
Anti-Dilution Rights	Same as Echedry Vargas Preferred Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same as Echedry Vargas Preferred Stock
Other Material Terms or Information.	Same as Echedry Vargas Preferred Stock

The Company has the following debt outstanding: $70,362.00 short-term; $136,077.00 long-term

The Company has conducted the following prior Securities offerings in the past three (3) years as of 12/31/25:

Security Type	Number Sold	Money Raised ($)	Use of Proceeds (% to fund Athlete Agreement / % to pay offering costs)	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	10			December 20, 2023	
Echedry Vargas Preferred Stock	9,786	78,288.00	62.5 / 37.5	February 27, 2024	Regulation CF
Emmanuel Clase Preferred Stock	28,471	315,924.00	69.44 / 30.56	September 12, 2024	Regulation CF
Leonardo Bernal Preferred Stock	38,393	76,786.00	68 / 32	December 13, 2024	Regulation CF
Jhostynxon Garcia Preferred Stock	74,789	101,713.04	69.85 / 30.15	June 11, 2025	Regulation CF
Carlos Lagrange Preferred Stock	74,957	169,402.82	68.58 / 31.42	September 22, 2025	Regulation CF
Tirso Ornelas Preferred Stock	0	0.00	70 / 30	June 23, 2025	Regulation CF
Winston Santos Preferred Stock	0	0.00	68.85 / 31.15	October 30, 2025	Regulation CF
Emiliano Teodo Preferred Stock	0	0.00	68.31 / 31.69	July 8, 2025	Regulation CF
Luinder Avila Preferred Stock	0	0.00	68.49 / 31.51	October 30, 2025	Regulation CF
Yairo Padilla Preferred Stock	0	0.00	69.44 / 30.56	August 12, 2025	Regulation CF
Aroon Escobar Preferred Stock	0	0.00	68.31 / 31.69	August 7, 2025	Regulation CF

Ownership. Finlete, Inc. is the sole holder of Common Stock of Finlete Funding, Inc. Preferred Stock series are Echedry Vargas Preferred Stock, Emmanuel Clase Preferred Stock, and Leonardo Bernal Preferred Stock. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned *(%)*
Finlete, Inc.	100

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations. To date, the Company is not profitable and is still a "development stage company." As of December 31, 2023, the Company had no cash on its balance sheet. The Company is capitalized by its Parent. The Parent provides management and other services and covers the capital expenses of the Company. The Parent owns all of the outstanding shares of common stock of the Company. The purpose of the Company is to support the efforts of the Parent by contracting with athletes to invest in the potential earnings of those athletes, and for selling interests in those contracts to the public through Regulation Crowdfunding. As of 12/31/25, the Company has paid $50,000 under the Athlete Agreement with Echedry Vargas, $237,258.33 under the Athlete Agreement with Emmanuel Clase, $55,105.48 under the Athlete Agreement with Leonardo Bernal, $95,000 under the Athlete Agreement with Jhostynxon Garcia, $155,000 under the Athlete Agreement with Carlos Lagrange, and committed up to $120,000 under the Athlete Agreement with Tirso Ornelas, up to $95,000 under the Athlete Agreement with Winston Santos, up to $125,000 under the Athlete Agreement with Emiliano Teodo, up to $100,000 under the Athlete Agreement with Luinder Avila, up to $75,000 under the Athlete Agreement with Yairo Padilla, and up to $125,000 under the Athlete Agreement with Aroon Escobar. In the event the Company does not raise sufficient funds from these offerings, it can proportionally reduce the amount of the respective Athlete Agreement and/or receive funding from an additional source.

Planned Milestones. Over the next 12 months, Finlete Funding intends to enter into additional contracts with athletes and conduct additional Regulation Crowdfunding offerings by executing on both business and financing related objectives.

Liquidity and Capital Resources. The Company does not have any additional sources of capital other than the proceeds from the Regulation CF offerings.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer. Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions. From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has no transactions with related persons.

Conflicts of Interest. To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/George Connolly
(Signature)

George Connolly
(Name)

CEO
(Title)

EXHIBIT A

Financial Statements

FINLETE FUNDING, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORTS

AS OF DECEMBER 31, 2025 AND 2024

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024

<u>TABLE OF CONTENTS</u>



To the Board of Directors of
Finlete Funding, Inc.
San Diego, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company") which comprises the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations, has incurred a net loss of $316,131 for the year ended December 31, 2025, and as of December 31, 2025, had a working capital deficit of $52,301 and an accumulated deficit of $316,131. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to

continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
April 11, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FINLETE FUNDING, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

	December 31,	
	2025	**2024**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 8,631	$ 20,503
Accounts receivable	5,298	-
Deferred offering cost	2,324	-
Subscription receivable	1,808	8,183
Total Current Assets	18,061	28,686
Non-current Assets:		
Future earning contracts, net of impairment and amortization	188,378	159,701
Total Non-current Assets	188,378	159,701
TOTAL ASSETS	$ 206,439	$ 188,387
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 3,395	$ 9,701
Due to related party	45,088	20,493
Dividend payable	1,528	-
Subscription payable	20,351	-
Total Current Liabilities	70,362	30,194
Stockholders' equity:		
Undesignated preferred stock, $0.00001 par value, 825,000 shares authorized, 0 shares issued and outstanding as of December 31, 2025 and 2024	-	-
Preferred stock-Echedry Vargas, $0.00001 par value, 100,000 shares authorized, 9,786 and 9,786 shares issued and outstanding as of December 31, 2025 and 2024, respectively	50,955	50,955
Preferred stock-Emmanuel Clase, $0.00001 par value, 300,000 shares authorized, 28,471 and 13,165 shares issued and outstanding as of December 31, 2025 and 2024, respectively	241,710	107,228
Preferred stock-Leonardo Bernal, $0.00001 par value, 100,000 shares authorized, 40,518 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	67,991	-
Preferred stock-Tirso Ornelas, $0.00001 par value, 50,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Emiliano Teodo, $0.00001 par value, 50,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Jhostynxon Garcia, $0.00001 par value, 75,000 shares authorized, 74,789 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	91,542	-
Preferred stock-Aroon Escobar, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstandingas of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Luinder Avila, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Yairo Padilla, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Winston Santos, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Reynaldo Yean, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Carlos Lagrange, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Luis Baez, $0.00001 par value, 50,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively as	-	-
Common stock, $0.00001 par value, 1,000 shares authorized, 10 shares issued and outstanding as of December 31, 2025 and 2024	-	-
Additional paid-in capital	10	10
Accumulated deficit	(316,131)	-
Total Stockholders' Equity	136,077	158,193
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 206,439	$ 188,387

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	December 31,	
	2025	**2024**
Revenue	$ 12,811	$ -
Less: Impairment loss on future earnings contract	(171,232)	-
Less: Amortization of future earnings contracts	(82,911)	-
Gross profit/(loss)	(241,331)	-
Operating expenses:		
Selling, general and administative	74,799	-
Total operating expenses	74,799	-
Loss from operations	(316,131)	-
Net income/(loss)	$ (316,131)	$ -
Weighted average common shares outstanding - basic and diluted	10	10
Net loss per common share - basic and diluted	$ (31,613)	$ -

FINLETE FUNDING, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Preferred Stock Echedry Vargas		Preferred Stock Emmanuel Clase		Preferred Stock Leonardo Bernal		Preferred Stock Jhostynxon Garcia		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2023	-	$ -	-	$ -	-	$ -	-	$ -	10	$ -	$ 10	$ -	$ 10
Issuance of Preferred stock - Echedry Vargas	9,786	50,955	-	-									50,955
Issuance of Preferred stock - Emmanuel Clase	-	-	13,165	107,228									107,228
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2024	9,786	50,955	13,165	107,228	-	-	-	-	10	-	10	-	158,193
Issuance of Preferred stock - Emmanuel Clase	-	-	15,306	141,244	-	-	-	-	-	-	-	-	141,244
Issuance of Preferred stock - Leonardo Bernal	-	-	-	-	40,518	67,991	-	-	-	-	-	-	67,991
Issuance of Preferred stock - Jhostynxon Garcia	-	-	-	-	-	-	74,789	91,542	-	-	-	-	91,542
Dividends paid	-	-	-	(6,762)	-	-	-	-	-	-	-	-	(6,762)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(316,131)	(316,131)
Balance at December 31, 2025	9,786	$ 50,955	28,471	$ 241,710	40,518	$ 67,991	74,789	$ 91,542	10	$ -	$ 10	$ (316,131)	$ 136,077

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
Cash Flows from Operating Activities		
Net income/(loss)	$ (316,131)	$ -
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:		
Impairment loss on future earnings contracts	171,232	-
Amortization of future earnings contracts	82,911	-
Costs paid by related party on Company's behalf	41,050	54,818
Change in operating assets and liabilities:		
Accounts receivable	(5,298)	-
Accounts payable	3,395	-
Net cash provided by (used in) operating activities	(22,841)	54,818
Cash Flows from Investing Activities		
Investments in future earning contracts	(292,572)	(150,000)
Net cash used in investing activities	(292,572)	(150,000)
Cash Flows from Financing Activities		
Collection of subscription receivable	8,183	10
Cash received for shares pending issuance, net of offering costs	16,640	
Issuance of preferred stock, net of offering costs	304,444	150,000
Repayments on due to related party	(20,493)	(34,325)
Dividends paid	(5,233)	-
Net cash provided by financing activities	303,541	115,685
Net change in cash	(11,872)	20,503
Cash at beginning of the period	20,503	-
Cash at end of the period	$ 8,631	$ 20,503
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Information:		
Offering costs to be reimbursed by related party	$ 4,088	$ -
Subscription receivable for issuance of shares	$ 1,808	$ 8,183

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Finlete Funding, Inc. (the "Company") is a corporation organized on December 19, 2023 under the laws of Delaware. The Company has been formed to sign agreements with professional athletes and sell interests in those agreements via Regulation Crowdfunding.

The Company is a subsidiary of Finlete, Inc., a Delaware corporation (the "Parent" or "Manager"). Finlete, Inc. provides sports fans the unique opportunity to buy interests in professional athletes and win together both emotionally and financially throughout their careers. Finlete, Inc. is aiming to democratize access to these opportunities so that anyone can partake.

The Company commenced its principal activities during the year ended 2024. Since inception, the Company's activities have primarily consisted of formation and organizational activities, preparations to raise capital, capital raising activities, and initial operational activities related to entering into athlete agreements and managing related investments.

During the year ended 2025, the Company progressed further in the execution of its business model and expanded its operational activities. This included entering into multiple athlete-related investment arrangements and designating several series of preferred stock associated with such agreements. These include preferred stock related to Jhostynxon Garcia, Emiliano Teodo, Tirso Ornelas, Luis Baez, Yairo Padilla, Winston Santos, Reynaldo Yean, Luinder Avila, Aroon Escobar, and Carlos Lagrange. The Company also completed amendments to certain existing designations and obtained the necessary board approvals and regulatory filings in connection with these transactions.

The Company remains dependent upon additional capital resources for the continuation and expansion of its planned principal operations and is subject to significant risks and uncertainties, including but not limited to its ability to secure additional funding to operationalize its planned activities and to operate the business profitably.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations as they come due, has incurred net loss of $316,131 for the year ended December 31, 2025, and as of December 31, 2025, had a working capital deficit of $52,301 and an accumulated deficit of $316,131. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing from Finlete, Inc. to satisfy its cash flow needs. No assurance can be given that the Company will be successful in these efforts. The Company, from time to time, may receive advances from its parent entity Finlete, Inc., which are expected to be repaid.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company utilizes its Parent's centralized processes and systems for administration, accounting, and recordkeeping. The Parent has paid the Company's expenses without requiring repayment and expects to continue to do so for the near term. These financial statements include only those expenses for which the Parent will require repayment from the Company and exclude all other costs incurred on its behalf.

During the years ended December 31, 2025 and 2024, the Parent (the "Manager") incurred expenses of $278,433 and $210,977, respectively, on behalf of the Company, which will not be reimbursed, directly or indirectly, by the Company.

In accordance with the guidance provided under Section 7210 of the SEC Financial Reporting Manual, such non-reimbursable costs have been excluded from the Company's accounting records.

Consequently, future results of operations, financial position, and cash flows, should the Company be separated from the Parent or should the Parent no longer agree to cover the Company's expenses, may be materially different from those reflected in these financial statements. Accordingly, the financial statements for these periods are not indicative of the Company's future results of operations, financial position, and cash flows.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Account Receivable

Accounts receivable was $5,298 and $0 as of December 31, 2025 and 2024, respectively, representing amounts due from atheletes.

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company evaluates the collectability of its receivables on an ongoing basis, considering the credit worthiness of customer and other relevant factors. An allowance for doubtful accounts is recorded when collection is not considered probable. As of December 31, 2025 and 2024, no allowance for doubtful accounts has been recorded, as management believes all amounts are fully collectible.

Subscription Receivable

As of December 31, 2025 and 2024, the Company had a subscription receivable balance of $1,808 and $8,183, respectively. The subscription receivable represents amounts contractually due from investors for preferred stock that was issued but not fully paid as of the reporting date.

As of December 31, 2025, the balance consists of $931 related to the issuance of Carlos Lagrange Preferred Stock, $457 related to the issuance of Emmanuel Clase Preferred Stock, and $419 related to the issuance of Leonardo Bernal Preferred Stock.

Future Earning Contracts

As of December 31, 2025, the Company had capitalized $442,521 related to future earnings contracts (net of impairment). This balance includes investments of $10,000 in Aaron Escobar, $237,258 in Emmanuel Clase, (fully impaired to $0 carrying value as of December 31, 2025), $50,000 in Echedry Vargas, $13,958 in Carlos Lagrange, $5,000 in Emiliano Teodo, $71,199 in Jhostynxon Garcia, and $55,105 in Leonardo Bernal. These amounts represent upfront payments made by the Company in exchange for contractual rights to receive a portion of the individuals' future earnings.

Future earnings contracts are recorded at cost, representing the consideration paid to acquire such rights. The capitalized amounts are amortized over their estimated useful lives, which for its currently held contracts it estimates to be the difference between the players' age at contract signing and 30 years old being the median retirement age for MLB players. Estimates will be made on a case-by-case basis based on the expected earnings period associated with each contract. Amortization of future earnings contracts of $82,911 was recorded for the year ended December 31, 2025. The balances of future earnings contracts as of December 31, 2025 and 2024 were as follows:

Particulars	2025 ($)	2024 ($)
Gross carrying amount	$ 442,521	$ 157,701
Less: Impairment	$ (171,232)	-
Less: Accumulated amortization	$ (82,911)	-
Net carrying amount	**$ 188,378**	**$ 157,701**

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, and at each reporting date, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

During the year ended December 31, 2025, the Company recognized a total impairment loss of $171,232. This impairment was recorded following a reassessment of the expected future economic benefits from the underlying contracts. As a result, the carrying value of the Clase contract was reduced to $0.

Organizational Costs

In accordance FASB Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers," establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods and services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

- identification of a contract with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when or as the performance obligation is satisfied.

Revenues are derived from player agreements executed by the Company. Revenue is recognized at a point in time when the athlete earns the related income and the Company obtains an enforceable right to its contractual share of such income. For the years ended December 31, 2025 and 2024, the Company earned revenue amounting to $12,811 and 0, respectively.

The revenue recognized during the year ended December 31, 2025 was derived entirely from a single contract with Emmanuel Clase. The Company does not expect this contract to generate any significant future revenues. Accordingly, the Company is subject to significant revenue concentration risk and may experience variability in revenue in future periods as it continues to develop its portfolio of future earnings contracts.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's activities are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including applicable tax rates. Deferred tax assets are reduced by a valuation allowance for those tax benefits that are not expected to be realized.

As of December 31, 2025, the Company has net operating loss ("NOL") carryforwards of approximately $316,310, which may be available to offset future taxable income, subject to applicable limitations. These NOLs give rise to deferred tax assets; however, as this represents the Company's first year of operations and it does not have a sufficient history of generating taxable income, management has concluded that it is more likely than not that these deferred tax assets will not be realized. Accordingly, a full valuation allowance has been recorded against the deferred tax assets. As a result, the net deferred tax assets as of December 31, 2025 are nil, and the Company has not recognized any income tax provision or benefit for the year.

The Company has not yet filed its U.S. federal or state income tax returns. The Company expects to file income tax returns in jurisdictions in which it has established nexus.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

For the year ended December 31, 2025, the Company reported a net loss of $316,131. The weighted average number of common shares outstanding, basic and diluted, was 10 shares. Accordingly, net loss per common share, basic and diluted, was $31,613. For the year ended December 31, 2024, the Company did not report earnings attributable to common stockholders, and weighted average common shares outstanding were 10 shares.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

During the year ended December 31, 2025, the Company incurred offering costs $16,450, $8,820, and $10,171 for offering costs associated with the Emmanuel Clase, Leonardo Bernal, and Jhostynxon Garcia offerings, respectively. These amounts were treated as offering costs and recorded as a reduction to additional paid-in capital in the accompanying financial statements.

During the year ended December 31, 2024, the Company incurred offering costs $50,752 and $28,288 for offering costs associated with the Emmanuel Clase and Echedry Vargas offerings, respectively. These amounts were treated as offering costs and recorded as a reduction to additional paid-in capital in the accompanying financial statements. Of such amounts $54,818 were incurred by the Parent on the Company's behalf and recorded to due to related party liabilities.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 1,000 shares of Common Stock, $0.00001 par value.

On December 20, 2023, the Company issued 10 shares of common stock to Finlete, Inc. for a purchase price of $1.00 per share, or $10. As of both December 31, 2025 and 2024, 10 shares were issued and outstanding.

All shares of capital stock shall vote together as one class on all matters submitted to a vote of the stockholders of the Company, and the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter. No stockholders of the Company holding common stock shall have any preemptive or right to subscribe for any securities of any class unless so authorized by the Company.

Holders of the outstanding shares of common stock are entitled to one vote for each share thereof held at the record date. Subject to the rights of holders of preferred stock, holders of common stock shall be entitled to receive such cash dividends out of the assets or funds of the Company legally available.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Stock, $0.00001 par value. The Company has designated 1,175,000 shares of its preferred stock and has 825,000 shares of preferred stock remaining undesignated.

Preferred Stock – Echedry Vargas

On January 29, 2024, the Company designated 100,000 shares of its preferred stock as Echedry Vargas Preferred Stock ("Echedry Vargas Stock"), at a par value of $0.00001 per share. The Echedry Vargas Stock has been created in order to raise funds that will be paid to Echedry Vargas ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)   90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Echedry Vargas Stock on a pro rata basis based on the number of shares of Echedry Vargas Stock issued and outstanding and held by the holders as of the time of such distribution.

The Echedry Vargas Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Echedry Vargas Stock is not convertible into any other securities of the Company. The Echedry Vargas Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Echedry Vargas Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Echedry Vargas Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Echedry Vargas Stock.

Pursuant to the player agreement with Echedry Vargas ("Vargas"), the Company agreed to pay up to $500,000 (subject to the amount of capital raised in a crowdfunding offering) in exchange for up to a 10% share of Vargas's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Vargas Agreement").

During the year ended December 31, 2025, the Company did not undertake any equity offerings and no new shares were issued. Accordingly, the number of outstanding Preferred Stock shares remained unchanged from the prior year.

In 2024, the Company completed its first Regulation CF offering, through which it issued 9,786 shares of Echedry Vargas Preferred Stock and raised gross proceeds of $78,288. Offering costs of $27,333 were deducted from the proceeds, and $955 was recorded as subscription receivable as of December 31, 2024.

Preferred Stock – Emmanuel Clase

On January 29, 2024, the Company designated 300,000 shares of its preferred stock as Emmanuel Clase Preferred Stock ("Emmauel Clase Stock"), at a par value of $0.00001 per share. The Emmauel Clase Stock has been created in order to raise funds that will be paid to Emmanuel Clase ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)   90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Emmauel Clase Stock on a pro rata basis based on the number of shares of Emmauel Clase Stock issued and outstanding and held by the holders as of the time of such distribution.

The Emmanuel Clase Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Emmanuel Clase Stock is not convertible into any other securities of the Company.

The Emmanuel Clase Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Emmanuel Clase Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Emmanuel Clase Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Emmanuel Clase Stock.

Pursuant to the player agreement with Emmanuel Clase (the "Player"), the Company agreed to pay up to $2,500,000 in exchange for up to a 3% share of the Player's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Clase Agreement"). The percentage of PBE acquired by the Company is proportional to the amount of capital actually paid to the Player pursuant to this agreement.

During the year ended December 31, 2025, the Company raised $157,944 and issued 15,306 shares of Emmanuel Clase Preferred Stock. Offering costs of $16,700 were deducted from the proceeds, and $457 was recorded as subscription receivable as of December 31, 2025. The Company paid the holders of the Emmanuel Clase Preferred Stock dividends of $6,762 during the year ended December 31, 2025.

In 2024, the Company launched a Regulation CF offering and, as of December 31, 2024, had raised $157,980 and issued 13,165 shares of Emmanuel Clase Preferred Stock. Offering costs of $50,752 were deducted from the proceeds, and $7,228 was recorded as subscription receivable as of December 31, 2024.

Preferred Stock – Leonardo Bernal

During the year ended December 31, 2025, the Company had raised $76,786 and issued 40,518 shares of Leonardo Bernal Preferred Stock. Offering costs of $8,820, were deducted from the proceeds, and $419 was recorded as subscription receivable as of December 31, 2025.

The minimum target offering amount was $10,000, with a termination date of December 12, 2025. As of December 31, 2024, the offering remained ongoing. $419 was recorded as a subscription receivable as of December 31, 2025

In 2024, the Company designated 100,000 shares of Preferred Stock as Leonardo Bernal Preferred Stock and launched an offering to raise up to $200,000, representing 100,000 shares (including up to 20,000 bonus shares).

Preferred Stock – Jhostynxon Garcia

In 2025, the Company designated 75,000 shares of Preferred Stock as Jhostynxon Garcia Preferred Stock, with a par value of $0.00001 per share. The Company authorized the issuance of up to 75,000 shares under this designation. During the year ended December 31, 2025, the Company had raised $101,713 and issued 74,789 shares of Jhostynxon Garcia Preferred Stock. Offering costs of $10,171, were deducted from the proceeds, and $931 was recorded as subscription receivable as of December 31, 2025.

No shares of Jhostynxon Garcia Preferred Stock were issued or outstanding as of December 31, 2024.

Preferred Stock – Carlos Lagrange

In 2025, the Company designated 75,000 shares of Preferred Stock as Carlos Lagrange Preferred Stock, with a par value of $0.00001 per share. The Company authorized the issuance of up to 75,000 shares under this designation. As of December 31, 2025, no shares of Carlos Lagrange Preferred Stock had been issued.

Preferred Stock – Tirso Ornelas

As of December 31, 2025, the Company has authorized Tirso Ornelas Preferred Stock, under which 50,000 shares remain unissued. These shares may be issued in connection with athlete-related arrangements and future funding activities, in accordance with the terms set out in the Company's governing documents.

Preferred Stock – Emiliano Teodo

The Company has authorized Emiliano Teodo Preferred Stock, under which 50,000 shares remain unissued. The issuance of these shares is subject to the terms and conditions defined by the Company and may be utilized for athlete-related transactions and capital structuring purposes.

Preferred Stock – Luis Baez

The Company has authorized Luis Baez Preferred Stock, under which 50,000 shares remain unissued. These shares form part of the Company's strategy to structure equity participation linked to individual athlete arrangements.

Preferred Stock – Aroon Escobar

The Company has authorized Aroon Escobar Preferred Stock, under which 75,000 shares remain unissued. These shares may be issued over time based on contractual arrangements and funding requirements associated with the respective athlete.

Preferred Stock – Luinder Avila

The Company has authorized Luinder Avila Preferred Stock, under which 75,000 shares remain unissued. The Company retains the discretion to issue these shares in alignment with its operational and financing objectives.

Preferred Stock – Yairo Padilla

The Company has authorized Yairo Padilla Preferred Stock, under which 75,000 shares remain unissued. These shares are designated for issuance in connection with athlete-linked activities and related agreements.

Preferred Stock – Winston Santos

The Company has authorized Winston Santos Preferred Stock, under which 75,000 shares remain unissued. The issuance of these shares will be governed by the Company's internal policies and applicable agreements.

Preferred Stock – Reynaldo Yean

The Company has authorized Reynaldo Yean Preferred Stock, under which 75,000 shares remain unissued. These shares remain available for future issuance as part of the Company's equity planning and athlete engagement model.

Each class of preferred stock carries rights and preferences as defined in the Company's governing documents. The Company retains the ability to issue the remaining unissued shares under each respective class, subject to applicable approvals and contractual terms.

During the year ended December 31, 2025, the Company received proceeds of $20,351 from an investor in connection with the proposed issuance of preferred stock related to the Carlos Lagrange investment. As of December 31, 2025, the related shares had not yet been issued. Accordingly, the amount has been recorded as a subscription payable, representing funds received in advance of share issuance. The balance will be reclassified to equity upon the issuance of the related shares.

NOTE 5: RELATED PARTY TRANSACTIONS

The Parent incurs expenses on behalf of the Company. The outstanding balance of such advances was $45,088 and $20,493 as of December 31, 2025 and 2024, respectively. These advances are non-interest bearing, payable on demand, and are presented as due to related party in the balance sheet.

During 2025, the Company incurred management fees equal to 20% of the gross proceeds raised, amounting to $71,359, which was recorded to operating expenses.

NOTE 6: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated all subsequent events through the date the financial statements were available to be issued. The following material events were identified:

Subsequent to December 31, 2025, the Company received gross proceeds of $185,054 from the issuance of preferred stock subscriptions from January 1, 2026 through April 11, 2026.

On February 17, 2026, the Company entered into an Athlete Agreement with Esteban Mejia and intends to launch a Regulation Crowdfunding ("Reg CF") offering related to this agreement in the near term.

Additionally, subsequent to December 31, 2025, the Company has continued to raise capital through its Reg CF offerings, including offerings related to the following athlete agreements: Aroon Escobar, Tirso Ornelas, Luiz Baez, Reynaldo Yean, Winston Santos, Emiliano Teodo, Luinder Avila, and Yairo Padilla.

Also, during the year ended December 31, 2025, the Company received gross proceeds related to the Carlos Lagrange preferred stock offering. The related shares were issued subsequent to year-end, and accordingly, the proceeds were recorded as a subscription/escrow payable as of December 31, 2025 and reclassified to equity upon issuance of the shares.

No other material events requiring disclosure or adjustment to the financial statements were identified.